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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                Administaff, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007094 105
             ------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement. /_/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-----------------------------                                 ------------------
CUSIP No.          007094 105                                          -1-
-----------------------------                                 ------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gerald M. McIntosh                           ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)     /_/

                                                                   (b)     /X/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
           NUMBER OF            5        SOLE VOTING POWER
            SHARES                       1,598,936*
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             6        SHARED VOTING POWER
             EACH                        -0-
           REPORTING            ------------------------------------------------
            PERSON              7        SOLE DISPOSITIVE POWER
             WITH                        1,598,936*
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,598,936*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                     /_/
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          11.5%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes 100 shares held by Jerry McIntosh & Bobbi McIntosh TNCOM, 100,000 shares held by G&B McIntosh Family Limited Partnership, 30,000 shares held by the Gerald M. & Barbara McIntosh FBO McIntosh Revovcable Trust and 956,132 shares held by the McIntosh Charitable Remainder Unitrust. The number also includes 50,000 shares held by the McIntosh Foundation, of which shares Mr. McIntosh disclaims beneficial ownership.

ITEM 1.

         (a)      NAME OF ISSUER:

                           Administaff, Inc.

         (b)      ADDRESS:

                           19001 Crescent Springs Drive
                           Kingwood, Texas 77339-3802

ITEM 2.

         This Statement on Schedule 13G relates to the beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of Administaff, Inc., a Delaware corporation (the "Company" or the "Issuer"), which has its principal executive offices at 19001 Crescent Springs Drive, Kingwood, Texas 77339-3802.

         This Statement on Schedule 13G is being filed by Gerald M. McIntosh (the "Reporting Person").

ITEM 2.  (a), (b), (c) NAMES OF PERSONS FILING; ADDRESS; CITIZENSHIP

     1. Gerald M. McIntosh. Gerald M. McIntosh's business address is 3302 Riverlawn Drive, Kingwood, Texas 77339. Mr. McIntosh is a citizen of the United States.

ITEM 2.  (d)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.01 per share

ITEM 2.  (e)      CUSIP NUMBER:

                           00 7094 105

ITEM 3.

         Not Applicable.

ITEM 4.   OWNERSHIP

         For information with respect to the Reporting Person, please see the information set forth below:

         (a)      AMOUNT BENEFICIALLY OWNED:

                           See cover pages Item 9.

         (b)      PERCENT OF CLASS:

                           See cover pages Item 11.

         (c)      NUMBER OF SHARES AS TO WHICH THE REPORTING PERSON HAS:

                  (i)      Sole power to vote or to direct the vote:

                           See cover pages Item 5.

                  (ii)     Shared power to vote or to direct the vote:

                           See cover pages Item 6.

                  (iii) Sole power to dispose or to direct the disposition of:

                           See cover pages Item 7.

                  (iv) Shared power to dispose or to direct the disposition of:

                           See cover pages Item 8.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHalf of Another Person:

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

ITEM 10.  CERTIFICATION:

         Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998

                                                     /s/ Gerald M. McIntosh
                                                    ----------------------------
                                                         Gerald M. McIntosh